August 30, 2018

Jianhua Wu
Chief Executive Officer
Sharing Economy International Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China 214181

       Re: Sharing Economy International Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed August 9, 2018
           File No. 001-34591

Dear Mr. Wu:

       We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PRE14A filed August 9, 2018

Approval of Amendment to Articles of Incorporation, page 11

1. Disclose the number of common and preferred shares reserved for issuance pursuant to options, warrants, and other contractual commitments or arrangements, and the number of authorized and unissued shares that are not reserved for any specific use and are available for future issuance, before and after the increase in authorized shares. Also tell us when you filed with the Commission any certificates of designation regarding the preferred stock you have issued or have committed to issue.
2. If shares other than those currently authorized are required for commitments or arrangements with the persons identified in Schedule 14A Item 5, please provide the disclosure required by Item 5.
 Jianhua Wu
Sharing Economy International Inc.
August 30, 2018
Page 2
3. Provide us your analysis of how you complied with Schedule 14A Item 13. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at 202-
551-3617 with any questions.



                                                          Sincerely,
FirstName LastNameJianhua Wu
                                                          Division of
Corporation Finance
Comapany NameSharing Economy International Inc.
                                                          Office of Electronics
and Machinery
August 30, 2018 Page 2
cc:       Lawrence Venick
FirstName LastName